April 17, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	STORE Capital LLC

Registration Statement on Form S-4

Filed April 17, 2026

Ladies and Gentlemen:

On the date hereof, STORE Capital LLC, a Delaware limited liability company (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 (the “Registration Statement”) relating to the offer to exchange (the “Exchange Offer”) up to $450,000,000 aggregate principal amount of the Company’s 4.950% Senior Notes due 2031 (collectively, the “New Notes”) registered under the Securities Act of 1933 (the “Securities Act”) for any and all of the Company’s 4.950% Senior Notes due 2031, which were issued on February 11, 2026.

The Registrant is registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrant makes the following representations to the Commission:

1.

The Registrant has not entered into any arrangement or understanding with any person who will receive the New Notes in the Exchange Offer to distribute the New Notes following completion of the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the New Notes to be received in the Exchange Offer.

2.

The Registrant will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the New Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.

The Registrant will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such existing securities pursuant to the Exchange Offer and (b) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute New Notes. The Registrant will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrant will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the New Notes in its ordinary course of business, (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the New Notes and (c) the offeree is not an “affiliate” of the Registrant within the meaning of Rule 405 under the Securities Act.

Sincerely,

STORE CAPITAL LLC

By:	/s/ Ashley Dembowski
Name:	Ashley Dembowski
Title:	Executive Vice President - Chief Financial Officer and Secretary

cc:	Ashley Dembowski, STORE Capital LLC

David Lewis, DLA Piper LLP (US)

Anna Spence, DLA Piper LLP (US)

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